November 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SkyWater Technology, Inc.

Request to Withdraw Registration Statement on Form S-3 (File No. 333-290701)

Ladies and Gentlemen:

SkyWater Technology, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-290701) on October 3, 2025 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement has not been declared effective by the Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest date hereafter, of the Registration Statement together with all exhibits thereto. No securities were sold pursuant to the Registration Statement or in connection with any offering pursuant to the Registration Statement. The Company has determined that it has obtained well-known seasoned issuer status subsequent to filing the Registration Statement and is now eligible to register its securities under a new registration statement on Form S-3ASR (the “Form S-3ASR”).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including to offset the registration fee payable with respect to the Company’s securities that are to be registered on the Form S-3ASR that the Company intends to file with the Commission.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact John K. Wilson of Foley & Lardner LLP, counsel to the Company, at (414) 297-5642 (jkwilson@foley.com).

Very truly yours,

By:	/s/ Steve Manko
Name:	Steve Manko
Title:	Chief Financial Officer

cc: John K. Wilson, Foley & Lardner LLP